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                          October 13, 2021

       Gary Matthews
       Chief Executive Officer
       Seven Oaks Acquisition Corp.
       445 Park Avenue, 17th Floor
       New York, NY 10022

                                                        Re: Seven Oaks
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed September 28,
2021
                                                            File No. 333-258030

       Dear Mr. Matthews:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4 Filed September 29, 2021

       Background of the Business Combination, page 95

   1. We note your amended disclosure in response to comment 5. Please provide additional detail on the precedent
transactions and discounted cash flow model that you relied
                                                        upon and how you
determined that your valuation would be at the high end of $650.0-
                                                        $750.0 million range.
       Giddy Inc. (d/b/a Boxed) Financial Statements
       Note 14. Segment Reporting, page F-96

   2. We are still reviewing your response to comment 9 and may have additional comments.
 Gary Matthews
Seven Oaks Acquisition Corp.
October 13, 2021
Page 2

       You may contact Abe Friedman at (202) 551-8298 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Jennifer L pez-Molina at (202) 551-3792 with any other questions.



                                                          Sincerely,
FirstName LastNameGary Matthews
                                                          Division of
Corporation Finance
Comapany NameSeven Oaks Acquisition Corp.
                                                          Office of Trade &
Services
October 13, 2021 Page 2
cc:       David A. Sakowitz
FirstName LastName